                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-67084
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 23, 2001)
                                 $2,750,000,000

                             BELLSOUTH CORPORATION
                        $1,000,000,000 5% NOTES DUE 2006
                        $1,000,000,000 6% NOTES DUE 2011
                       $750,000,000 6 7/8% NOTES DUE 2031

     The 2006 Notes will mature on October 15, 2006, the 2011 Notes will mature on October 15, 2011 and the 2031 Notes will mature on October 15, 2031. Interest on the Notes is payable semiannually on April 15 and October 15, beginning April 15, 2002. BellSouth may redeem some or all of the Notes at any time at the redemption price described under the heading "Description of Notes--Optional Redemption and Ability to Purchase" on page S-10 of this prospectus supplement. There is no sinking fund.

     Application has been made to list the Notes on the Luxembourg Stock
Exchange.

                                                         PUBLIC        UNDERWRITING    PROCEEDS TO
                                                     OFFERING PRICE     DISCOUNTS       BELLSOUTH
                                                     --------------    ------------    ------------
Per 2006 Note......................................        99.775%       0.350%          99.425%
  Total............................................   $997,750,000      $3,500,000     $994,250,000
Per 2011 Note......................................        99.698%       0.450%          99.248%
  Total............................................   $996,980,000      $4,500,000     $992,480,000
Per 2031 Note......................................        99.350%       0.875%          98.475%
  Total............................................   $745,125,000      $6,562,500     $738,562,500

     Interest on the Notes will accrue from October 25, 2001 to the date of delivery.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMIS-SION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Underwriters expect to deliver the Notes, in book-entry form only, to purchasers through The Depository Trust Company, Clearstream, Luxembourg or the Euroclear System, as the case may be, on or about October 25, 2001.
                               Joint Bookrunners
MORGAN STANLEY                                              SALOMON SMITH BARNEY
                               ------------------

                                LEHMAN BROTHERS
                               ------------------
ABN AMRO INCORPORATED                                                   JPMORGAN
GUZMAN & COMPANY
                          JACKSON SECURITIES INCORPORATED
                                                THE WILLIAMS CAPITAL GROUP, L.P.
October 22, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

     BELLSOUTH ACCEPTS RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS NO MATTER HOW ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

     WE CANNOT GUARANTEE THAT LISTING WILL BE OBTAINED ON THE LUXEMBOURG STOCK EXCHANGE AS OF THE SETTLEMENT DATE OR AT ANY TIME THEREAFTER, AND SETTLEMENT OF THE NOTES IS NOT CONDITIONED ON OBTAINING THIS LISTING. INQUIRIES REGARDING OUR LISTING STATUS ON THE LUXEMBOURG STOCK EXCHANGE SHOULD BE DIRECTED TO OUR LUXEMBOURG LISTING AGENT, BANQUE INTERNATIONALE A LUXEMBOURG, S.A., 69, ROUTE D'ESCH, L-2953 LUXEMBOURG.

     OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN THE UNITED KINGDOM. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OF, OR AN INVITATION ON BELLSOUTH'S BEHALF OR ON BEHALF OF THE UNDERWRITERS OR ANY OF THEM TO SUBSCRIBE TO OR PURCHASE, ANY OF THE NOTES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT BE USED FOR OR IN CONNECTION WITH AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. PLEASE REFER TO THE SECTION ENTITLED "UNDERWRITING."

     ALL REFERENCES IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS TO "UNITED STATES DOLLARS," "U.S. DOLLARS," "DOLLARS," "U.S. $," OR "$" ARE TO THE CURRENCY OF THE UNITED STATES OF AMERICA.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Special Note Regarding Forward-Looking Statements...........   S-4
BellSouth Corporation.......................................   S-5
Recent Developments.........................................   S-5
Ratio of Earnings to Fixed Charges..........................   S-6
Directors...................................................   S-6
Use of Proceeds.............................................   S-6
Capitalization..............................................   S-7
Selected Financial Data.....................................   S-8
Description of Notes........................................  S-10
United States Federal Taxation..............................  S-19
Underwriting................................................  S-22
Legal Matters...............................................  S-24
Independent Accountants.....................................  S-24
Where You Can Find More Information.........................  S-24
Listing and General Information.............................  S-25

                            PROSPECTUS
Where You Can Find More Information.........................     2
BellSouth Corporation.......................................     3
Ratio of Earnings to Fixed Charges..........................     3
Use of Proceeds.............................................     3
Description of Securities...................................     4
Plan of Distribution........................................     7
Legal Opinions..............................................     7
Independent Accountants.....................................     8

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements regarding events and financial trends that may affect our future operating results, financial position and cash flows. These statements are based on our assumptions and estimates and are subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

     There are possible developments that could cause our actual results to differ materially from those forecast or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of the document containing such statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     While the below list of cautionary statements is not exhaustive, some factors that could affect our future operating results, financial position or cash flows or could cause actual results to differ materially from those expressed in the forward-looking statements are:

      -- a change in economic conditions in domestic or international markets where we operate or have material investments which would affect demand for our services;

      -- significant deterioration in foreign currencies relative to the U.S. Dollar in foreign countries in which we operate;

      -- changes in U.S. or foreign laws or regulations, or in their interpretations, which could result in the loss, or reduction in value, of our licenses, concessions or markets, or in an increase in competition, compliance costs or capital expenditures;

      -- a decrease in the growth rate of demand for the services which we offer;

      -- the intensity of competitive activity and its resulting impact on pricing strategies and new product offerings;

      -- protracted delay in our entry into the interLATA long distance market;

      -- higher than anticipated start-up costs or significant up-front investments associated with new business initiatives;

      --   the outcome of pending litigation;

      -- unanticipated higher capital spending from, or delays in, the deployment of new technologies;

      --   the impact of terrorist attacks on our business; and

      -- the impact and the success of the wireless joint venture with SBC Communications, known as Cingular Wireless, including marketing and product development efforts and financial capacity.

                             BELLSOUTH CORPORATION

     BellSouth was incorporated in 1983 under the laws of the State of Georgia and has its principal executive offices at 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610 (telephone number 404-249-2000).

     BellSouth is a holding company, whose principal subsidiary, BellSouth Telecommunications, Inc., is the predominant wireline communications services provider to substantial portions of the population of Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee.

     We conduct our domestic wireless operations through our 40 percent ownership interest in Cingular Wireless, a joint venture in which BellSouth and SBC Communications Inc. share control. Our Latin American subsidiaries and joint ventures provide wireless communications as well as Internet service and advertising and publishing in 11 countries in Latin America. Other BellSouth subsidiaries provide domestic advertising and publishing services, including printing and selling advertising and telephone directories, both paper and electronic. We also have investments in wireless communications operations in four countries outside Latin America.

                              RECENT DEVELOPMENTS

     On October 18, 2001, we announced normalized earnings per share ("EPS") for the third quarter of 2001 of 56 cents, before the impact of special items. Normalized EPS included a 3-cent reduction related to foreign currency losses. Without that impact, normalized EPS would have been 59 cents. Normalized EPS in the third quarter of 2000 was 55 cents.

     On a reported basis, EPS in the third quarter of 2001 was zero. Reported results were affected by a number of special items. BellSouth recorded a charge of 54 cents per share resulting from the impairment of certain strategic investments in publicly traded and private equity securities--principally our investment in Qwest Communications International. As required under generally accepted accounting principles, we regularly monitor and evaluate the realizable value of our investments. In addition, we sold approximately 4.5 million shares of Qwest during the quarter, resulting in a loss of three cents per share. During the quarter, we closed on the sale of our 24.5 percent interest in Skycell, a wireless carrier in India, resulting in a gain of one cent per share.

     We also announced that we will record an after-tax charge of $170 million to $200 million, or 9 to 10 cents per share, during the fourth quarter to reflect restructuring actions and related asset impairments. These actions are being taken to reduce operating costs in response to a slowing economy and increased competition. Targeted reductions will be largely focused on staff support functions, resulting in the elimination of approximately 3,000 positions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For the nine months ended September 30, 2001, our ratio of earnings to fixed charges was 3.64 as compared to 5.37 for the nine months ended September 30, 2000. For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of:

      -- Income from continuing operations before deduction for taxes and interest;

      --   A portion of rental expense representative of the interest factor;

      --   Equity in losses from less-than-50% owned investments; and

      -- Excess of earnings over distributions of less-than-50% owned investments.

     For the purpose of calculating the ratio of earnings to fixed charges, fixed charges consists of:

      --   Interest; and

      --   A portion of rental expense representative of the interest factor.

                                   DIRECTORS

                NAME                                             POSITION
-------------------------------------  ------------------------------------------------------------
F. Duane Ackerman....................  Chairman, President and Chief Executive Officer
Reuben V. Anderson...................  Partner, Phelps Dunbar
James H. Blanchard...................  Chairman and Chief Executive Officer, Synovus Financial
                                       Corp.
J. Hyatt Brown.......................  Chairman, President and Chief Executive Officer, Brown &
                                       Brown, Inc.
Armando M. Codina....................  Chairman and Chief Executive Officer, Codina Group Inc.
Kathleen F. Feldstein................  President, Economics Studies, Inc.
James P. Kelly.......................  Chairman and Chief Executive Officer, United Parcel Service,
                                       Inc.
Joseph M. Magliochetti...............  Chairman, President and Chief Executive Officer, Dana
                                       Corporation
John G. Medlin.......................  Chairman Emeritus, Wachovia Corporation
Leo F. Mullin........................  Chairman and Chief Executive Officer, Delta Air Lines, Inc.
Eugene F. Murphy.....................  Retired Vice Chairman and Executive Officer, General
                                       Electric Company
Robin B. Smith.......................  Chairman and Chief Executive Officer, Publishers Clearing
                                       House
William S. Stavropoulos..............  Chairman, The Dow Chemical Company

                                USE OF PROCEEDS

     The net proceeds to BellSouth from the Notes offering will be approximately $2,725,292,500, before deducting expenses. These proceeds will be used to repay commercial paper. As of September 30, 2001, BellSouth had outstanding approximately $5.0 billion in commercial paper, bearing interest at annual rates ranging from 2.4% to 3.9%. Pending such use, a portion of such funds may be invested in short-term securities. BellSouth has used the commercial paper to repay indebtedness and for working capital, capital expenditures and other purposes.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of BellSouth as of September 30, 2001.

                                                              SEPTEMBER 30,
                                                                  2001
                                                              -------------
                                                               (DOLLARS IN
                                                                MILLIONS)
                                                               (UNAUDITED)
Debt maturing within one year...............................     $ 6,961
                                                                 -------
Long-term debt (including discount and premium):
  Debentures................................................     $ 7,542
  Notes and other long-term debt............................       5,563
                                                                 -------
     Total Long-term debt...................................     $13,105
Shareholders' Equity:
  Common Stock and other(1).................................     $ 3,336
  Retained earnings.........................................      14,704
                                                                 -------
     Total Shareholders' Equity.............................     $18,040
                                                                 -------
          Total Capitalization..............................     $38,106

------------
(1) Our authorized capital stock consists of 8,650,000,000 shares of common stock, par value $1.00 per share, of which 1,876,830,786 shares were issued and outstanding on September 30, 2001 and 100,000,000 shares of first preferred stock, par value $1.00 per share, of which no shares were issued and outstanding on September 30, 2001.

     Except as described in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference in the prospectus, there has been no material change in BellSouth's consolidated capitalization since September 30, 2001.

                            SELECTED FINANCIAL DATA

     We derived the information presented below from BellSouth's audited and unaudited financial statements for the periods presented. The information is only a summary and you should read it together with the financial information incorporated by reference in this prospectus.

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           -----------------------------    ------------------
                                           1998(1)    1999(2)    2000(3)    2000(4)    2001(5)
                                           -------    -------    -------    -------    -------
                                                          (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Operating revenues.......................  $23,123    $25,224    $26,151    $13,141(6) $11,904(6)
Operating expenses.......................   17,219     18,787     19,267      9,571(6)   8,753(6)
Operating income.........................    5,904      6,437      6,884      3,570      3,151
Interest expense.........................      837      1,030      1,328        638        694
Net earnings (losses) of equity
  affiliates.............................       92       (169)       690        153        190
Gain (loss) on sale of operations........      335         55        (14)        --         --
Other income, net........................      257        195        366        129        164
Income before income taxes...............    5,751      5,488      6,598      3,214      2,811
Provision for income taxes...............    2,224      2,040      2,378      1,149      1,040
Net income...............................    3,527      3,448      4,220      2,065      1,771

                                                  AT DECEMBER 31,              AT JUNE 30,
                                           -----------------------------    ------------------
                                            1998       1999       2000       2000       2001
                                           -------    -------    -------    -------    -------
BALANCE SHEET DATA:
Cash and cash equivalents................  $ 3,143    $ 1,287    $ 1,061    $ 1,520    $   658
Total assets.............................  $39,410    $43,453    $50,925    $46,088    $50,965
Long-term debt...........................  $ 8,715    $ 9,113    $12,463    $10,869    $13,043
Shareholders' equity.....................  $16,110    $14,815    $16,912    $16,502    $17,880
OTHER:
Debt ratio at end of period..............     43.0%      53.1%      54.2%      50.6%      51.6%
Ratio of earnings to fixed charges.......     7.09x      5.98x      5.09x      5.45x      4.66x

------------
(1) The 1998 period presented included a pretax gain of $155 million ($96 million after tax) associated with additional proceeds received in 1998 on the 1997 sale of ITT World Directories, Inc. and a pretax gain of $180 million ($110 million after tax) associated with the sale of BellSouth New Zealand. The 1998 period also included pretax income of $102 million ($62 million after tax) as a result of the payment contingent interest and prepayment penalties associated with an advance to an affiliate.

(2) The 1999 period presented included: foreign currency losses of $308 million related to the devaluation of the Brazilian Real; losses of $320 million ($187 million after tax) due to an asset impairment; the recognition of foreign investment tax credits generated in prior years which increased net income $95 million; and a gain of $39 million ($23 million after tax) on the sale of Honolulu Cellular.

(3) The results of the year ended December 31, 2000 included: income of $143 million ($68 million after tax) related to the restructuring of our ownership interest in German wireless operator E-Plus; expense of $78 million ($48 million after tax) recorded as a result of an announced general and administrative staff reduction plan; pretax income of $479 million ($292 million after tax) generated from the dissolution of the AB Cellular partnership, pension settlement gains which increased pretax income by $362 million ($223 million after tax); expense of $498 million ($323 million after tax) resulting from the restructuring of our wireless video entertainment business; and expense of $203 million ($125 million after tax) associated with the termination of a contract.

(4) The results of the six months ended June 30, 2000 included: income of $143 million ($68 million after tax) related to the restructuring of our ownership interest in German wireless operator E-Plus and expense of $78 million ($48 million after tax) recorded as a result of an announced general and administrative staff reduction plan.

                                               (footnotes continue on next page)

(5) The results for the six months ended June 30, 2001 included: expense of $143 million ($88 million after tax) to adjust an accrual for reciprocal compensation; a loss of $50 million ($32 million after tax) from the sale of shares of Qwest Communications International common stock; and expense of $72 million ($47 million after tax) for changes in postretirement medical benefits.

(6) The decrease in consolidated revenues and expenses between the six months ended June 30, 2000 and the six months ended June 30, 2001 is attributable to BellSouth's contribution of its previously consolidated domestic wireless businesses to the new Cingular joint venture.

                              DESCRIPTION OF NOTES

     As used herein, the term "2006 Notes" refers to the 5% Notes due 2006, the term "2011 Notes" refers to the 6% Notes due 2011 and the term "2031 Notes" refers to the 6 7/8% Notes due 2031.

     The 2006 Notes, the 2011 Notes and the 2031 Notes will be issued as separate series of debt securities under an indenture, dated as of August 15, 2001, between BellSouth Corporation and SunTrust Bank, as trustee (the "Trustee"). The provisions of the indenture are more fully described under "Description of Securities" in the accompanying prospectus. Capitalized terms not otherwise defined in this section have the meanings given to them in the accompanying prospectus and the indenture. As of the date of this prospectus supplement, no debt securities have been previously issued under the indenture.

GENERAL

     The Notes will have the following terms:

                                          PRINCIPAL          INTEREST
                                            AMOUNT             RATE           MATURITY DATE
                                       ----------------    -------------    -----------------
2006 Notes...........................   $1,000,000,000         5.000%        October 15, 2006
2011 Notes...........................   $1,000,000,000         6.000%        October 15, 2011
2031 Notes...........................   $  750,000,000         6.875%        October 15, 2031

     In each case, interest will accrue from October 25, 2001, or from the most recent interest payment date to which interest has been paid or duly provided for. Interest will be payable semiannually on April 15 and October 15 of each year, commencing April 15, 2002, to the persons in whose names the Notes are registered at the close of business on April 1 or October 1, as the case may be, next preceding such interest payment date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

     The Notes will not have the benefit of a sinking fund.

     We may reopen any series of Notes for additional issuances at any time.

RANKING

     The Notes will be senior unsecured obligations of BellSouth and will rank equally with all other senior unsecured and unsubordinated indebtedness of BellSouth.

     The Notes will be effectively subordinated to any secured indebtedness of BellSouth, to the extent of the value of the assets securing such indebtedness. The indenture permits BellSouth to encumber its assets provided that we likewise secure our outstanding securities, including the Notes and any other of our obligations which may be entitled to the benefit of a similar covenant. See "Description of Securities--Lien on Assets" in the accompanying prospectus. BellSouth's assets consist principally of the stock of and advances to its subsidiaries. Almost all the operating assets of BellSouth and its consolidated subsidiaries are owned by such subsidiaries and BellSouth relies primarily on interest and dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations, including guarantees, and corporate expenses. The Notes will be structurally subordinated to all obligations, including trade payables, of subsidiaries of BellSouth.

OPTIONAL REDEMPTION AND ABILITY TO PURCHASE

     The Notes will be redeemable, as a whole or in part, at the option of BellSouth, at any time or from time to time, on at least 30 days', but not more than 60 days', prior notice mailed to the registered address of each holder of Notes. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled

Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and:

      --   15 basis points for the 2006 Notes

      --   20 basis points for the 2011 Notes

      --   25 basis points for the 2031 Notes

In the case of each of clauses (1) and (2), accrued interest will be payable to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2006 Notes, the 2011 Notes or the 2031 Notes, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by BellSouth.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (2) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. and their respective successors and three other primary U.S. Government securities dealers (each a "Primary Treasury Dealer") selected by BellSouth. If any of the foregoing shall cease to be a Primary Treasury Dealer, BellSouth shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of principal of and interest on such Note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless BellSouth defaults in the payment of the redemption price and accrued interest). On or before the redemption date, BellSouth will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all of the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

     For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notice of redemption shall be given by publication in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort). If in the opinion of the Trustee or the Luxembourg Paying and Transfer Agent (as defined below) publication in such manner is not practicable, notices will be deemed duly given if published in such other leading daily newspaper(s) with general circulation in Western Europe as the Trustee or the Paying Agent may approve.

     The repayment price of any Note redeemed at maturity will equal the principal amount of the Note.

     The terms of the Notes do not prevent BellSouth from purchasing Notes on the open market.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Investors in the global securities representing any of the Notes (the "Global Notes") may hold a beneficial interest in such Global Notes through The Depository Trust Company ("DTC"), Clearstream Banking, societe anonyme ("Clearstream") or the Euroclear System ("Euroclear") or through participants. The Notes may be traded as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle as set forth below.

     Clearstream has advised that it is incorporated under the laws of the Grand Duchy of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants"). Clearstream facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (CSSF). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

     Distributions, to the extent received by the U.S. Depositary (as defined below) for Clearstream, with respect to the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

     Euroclear has advised that it was created in 1968 to hold securities for its participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and eliminating any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and

Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions, to the extent received by the U.S. Depositary for Euroclear, with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions.

     In the event definitive Notes are issued, we will appoint a paying agent and transfer agent in Luxembourg (the "Luxembourg Paying and Transfer Agent"). Holders of definitive Notes will be able to receive payments and effect transfers at the offices of the Luxembourg Paying and Transfer Agent.

     Individual certificates in respect of Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with a Global Note or DTC ceases to be a clearing agency registered under the Securities Exchange Act, and in each case we do not appoint a successor clearing system within 90 days after receiving such notice from Euroclear, Clearstream or DTC or on becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of or in exchange for book-entry interests in the Notes represented by such Global Note upon delivery of such Global Note for cancellation.

     Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Euroclear and within Clearstream and between Euroclear and Clearstream in accordance with procedures established for these purposes by Euroclear and Clearstream. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream and DTC.

  INITIAL SETTLEMENT

     All Global Notes will be registered in the name of Cede & Co. as nominee of DTC. Investors' interests in the Global Notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their respective depositaries (each, a "U.S. Depositary"), Citibank, N.A. ("Citibank") and The Chase Manhattan Bank ("Chase"), which in turn will hold such positions in accounts as participants of DTC.

     Notes held through DTC will be settled in immediately available funds. Investor securities custody accounts will be credited with their holdings against payment on the settlement date. Notes held through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Notes will be credited to the securities custody accounts on the settlement date against payment.

  SECONDARY MARKET TRADING

     Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

     Trading between DTC Participants. Secondary market trading between DTC participants will be settled in immediately available funds.

     Trading between Clearstream and/or Euroclear Participants. Secondary market trading between Clearstream participants and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds.

     Trading between DTC Seller and Clearstream or Euroclear Purchaser. When beneficial interests in the Global Notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser will send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear will instruct Citibank or Chase, as the case may be, to receive a beneficial interest in the Global Notes against payment. Unless otherwise set forth in this prospectus supplement, payment will include interest accrued on the beneficial interest in the Global Notes so transferred from and including the last interest payment date to and excluding the settlement date, on the basis on which interest is calculated on the Notes. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by Citibank or Chase to the DTC participant's account against delivery of the beneficial interest in the Global Notes. After settlement has been completed, the beneficial interest in the Global Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream or Euroclear participant's account. The securities credit will appear the next day (European time) and the cash debit will be back-valued to, and interest on the beneficial interest in the Global Notes will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (that is, the trade fails), the Clearstream or Euroclear cash debit will be valued instead as of the actual settlement date.

     Clearstream participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the beneficial interests in the Global Notes are credited to their accounts one day later.

     As an alternative, if Clearstream or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream participants or Euroclear participants purchasing a beneficial interest in the Global Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the beneficial interests in the Global Notes were credited to their accounts. However, interest on the beneficial interests in the Global Notes would accrue from the value date. Therefore, in many cases the investment income on the Global Notes earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

     Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending a beneficial interest in the Global Notes to Citibank or Chase for the benefit of Clearstream participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

     Trading between Clearstream or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, Clearstream and Euroclear participants may employ their customary procedures in transactions in which a beneficial interest in the Global Notes is to be transferred by the respective clearing system, through Citibank or Chase, to a DTC participant. The seller will send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct Citibank or Chase, as appropriate, to deliver the beneficial interest in the Global Notes to the DTC participant's account against payment. Payment will include interest accrued on the beneficial interest in the Global Notes from and including the last coupon payment date to and excluding the settlement date on the basis on which interest is calculated on the Global Notes. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream or Euroclear participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream or Euroclear participant have a line of credit with its respective clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (that is, the trade fails), receipt of the cash proceeds in the Clearstream or Euroclear participant's account would instead be valued as of the actual settlement date.

     Finally, day traders that use Clearstream or Euroclear and that purchase beneficial interests in the Global Notes from DTC participants for credit to Clearstream participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

          (1) borrowing through Clearstream or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream or Euroclear accounts) in accordance with the clearing system's customary procedures;

          (2) borrowing beneficial interests in the Global Notes in the United States from a DTC participant no later than one day prior to settlement, which would give beneficial interests in the Global Notes sufficient time to be reflected in the appropriate Clearstream or Euroclear account in order to settle the sale side of the trade; or

          (3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Clearstream participant or Euroclear participant.

     Although the DTC, Clearstream, and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Notes among participants of the DTC, Clearstream, and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     We will pay to any non-United States Holder (as defined below) such additional amounts as may be necessary in order that every net payment in respect of the principal, premium, if any, or interest, on such Note, after deduction or withholding by BellSouth or any paying agent for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Note to be then due and payable before any such deduction or withholding for or on account of any such tax, assessment or governmental charge. The foregoing obligation to pay such additional amounts shall not apply to:

     (a) any tax, assessment or other governmental charge which would not have been so imposed but for:

      -- the existence of any present or former connection between the holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or holder of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, the holder (or such fiduciary, settlor, beneficiary, member, shareholder of, or holder of a power) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in a trade or business therein or being or having been present therein or having or having had a permanent establishment therein or

      -- the holder's present or former status as a personal holding company or foreign personal holding company or controlled foreign corporation for United States federal income tax purposes or corporation which accumulates earnings to avoid United States federal income tax;

     (b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of such Note for payment on a date more than 10 days after the date on which such payment becomes due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

     (c) any estate, inheritance, gift, sales, transfer, personal property or excise tax or any similar tax, assessment or governmental charge;

     (d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments in respect of principal of, premium, if any, or interest on any Note;

     (e) any tax, assessment or other governmental charge imposed on interest received by a holder or beneficial owner of a Note who actually or constructively owns 10% or more of the total combined voting power of all classes of stock of BellSouth entitled to vote within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended;

     (f) any tax, assessment or other governmental charge imposed as a result of the failure to comply with:

      -- certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Note, if such compliance is required by statute, or by regulation of the United States Treasury Department, as a precondition to relief or exemption from such tax, assessment or other governmental charge (including backup withholding) or

      -- any other certification, information, documentation, reporting or other similar requirements under United States income tax laws or regulations that would establish entitlement to otherwise applicable relief or exemption from such tax, assessment or other governmental charge;

     (g) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, premium, if any, or interest, if any, on any Note, if such payment can be made without such withholding by at least one other paying agent;

     (h) any tax, assessment or other governmental charge required to be withheld on a payment to an individual pursuant to any European Union Directive on taxation of savings implementing the conclusions of the ECOFIN (European Union's Economic and Finance Ministers) Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

     (i)  any combination of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor will such additional amounts be paid to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Note to the extent a settlor or beneficiary with respect to such fiduciary or a member of such partnership or a beneficial owner of the Note would not have been entitled to payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

     The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "--Payment of Additional Amounts" and under the heading "--Redemption for Tax Reasons", BellSouth shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "--Payment of Additional Amounts" and under the headings "--Redemption for Tax Reasons" and "United States Federal Taxation--Tax Consequences to Non-

United States Holders" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. "United States Holder" has the meaning set forth in "United States Federal Taxation--Tax Consequences to United States Holders" and "non-United States Holder" has the meaning set forth in "United States Federal Taxation--Tax Consequences to Non-United States Holders" below.

REDEMPTION FOR TAX REASONS

     If, as a result of:

      -- any change in or amendment to the laws (including any regulations or rulings promulgated thereunder) of the United States or any political subdivision thereof or therein affecting taxation, which becomes effective after the date of this prospectus supplement or which proposal is made after such date,

      -- any change in the official application or interpretation of such laws, including any official proposal for such a change in the application or interpretation of such laws, which change is announced or becomes effective after the date of this prospectus supplement or which proposal is made after such date,

      -- any action taken by any taxing authority of the United States which action is taken or becomes generally known after the date of this prospectus supplement, or any commencement of a proceeding in a court of competent jurisdiction in the United States after such date, whether or not such action was taken or such proceeding was brought with respect to BellSouth, there is, in such case, in the written opinion of independent legal counsel of recognized standing to BellSouth, a material increase in the probability that BellSouth has or may become obligated to pay additional amounts (as described above under "--Payment of Additional Amounts"), and BellSouth, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it, not including assignment of the Notes, the Notes may be redeemed, as a whole but not in part, at BellSouth's option at any time thereafter, upon notice to the Trustee and the holders of the Notes in accordance with the provisions of the indenture at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with accrued interest thereon to the date fixed for redemption.

NOTICES

     Notices to holders of the Notes will be sent by mail to the registered holders and will be published, whether the notes are in global or definitive form, and so long as the notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. In addition, so long as the Notes are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg Paying and Transfer Agent will be published in Luxembourg in the manner set forth above.

     So long as the Notes are represented by the Global Notes and held on behalf of a clearing system, notices to holders of the Notes may be given by delivery of the notice to that clearing system for communication to beneficial holders of the Notes.

REPLACEMENT NOTES

     In case of mutilation, destruction, loss or theft of any definitive Note, application for replacement is to be made at the office of the Trustee. Any such definitive Note shall be replaced by such Trustee in compliance with such procedures, and on such terms as to evidence and indemnity, as BellSouth and the Trustee may require and subject to applicable laws and regulations of the Luxembourg Stock Exchange.

All costs incurred in connection with the replacement of any definitive Note shall be borne by the holder of the Note. Mutilated or defaced definitive Notes must be surrendered before new ones will be issued.

GOVERNING LAW

     The indenture and the Notes will be governed by the laws of the State of New York.

                         UNITED STATES FEDERAL TAXATION

     The following discussion is the opinion of Davis Polk & Wardwell, special tax counsel. It describes the material United States federal income tax consequences of ownership and disposition of the Notes. This discussion only applies to:

      -- Notes purchased by those initial holders who purchase Notes at the "issue price" (as defined below); and

      --   Notes held as capital assets.

     This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

      --   certain financial institutions;

      --   insurance companies;

      --   dealers in securities or foreign currencies;

      --   persons holding Notes as part of a hedge;

      --   United States Holders whose functional currency is not the U.S.
           dollar;

      -- non-United States persons owning, actually or constructively, 10% or more of the total combined voting power of all classes of stock of BellSouth; or controlled foreign corporations related, directly or indirectly, to BellSouth through stock ownership;

      -- holders for whom interest on the Notes is effectively connected with a trade or business they conduct in the United States; or

      -- individual non-United States Holders who are present in the United States for more than 183 days during any taxable year.

     This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Persons considering the purchase of Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     The "issue price" of a Note will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a beneficial owner of a Note that is for United States federal income tax purposes:

      --   a citizen or resident of the United States;

      -- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

      -- an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     The term "United States Holder" also includes certain former citizens and residents of the United States.

     If a partnership holds Notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partners of partnerships holding Notes should consult their tax advisors.

     Payments of Interest. Interest paid on a Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder's method of accounting for federal income tax purposes.

     Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of a Note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the Holder's adjusted tax basis in the Note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Note. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above.

     Gain or loss realized on the sale, exchange or retirement of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held for more than one year. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

     Backup Withholding and Information Reporting. Information returns may be filed with the Internal Revenue Service in connection with payments on the Notes and the proceeds from a sale or other disposition of the Notes. You may be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     As used herein, the term "non-United States Holder" means a beneficial owner of a Note that is, for United States federal income tax purposes:

      --   a nonresident alien individual;

      --   a foreign corporation; or

      --   a nonresident alien fiduciary of a foreign estate or trust.

     If a partnership holds Notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partners of partnerships holding Notes should consult their tax advisors.

     Income and Withholding Tax. Subject to the discussion below concerning backup withholding:

      -- payments of principal and interest on the Notes by BellSouth or any paying agent to any non-United States Holder will not be subject to United States federal withholding tax, provided that, in the case of interest, the beneficial owner certifies (generally on an IRS Form W-8BEN) to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person; and

      -- a non-United States Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a Note.

     Backup Withholding and Information Reporting. Information returns may be filed with the United States Internal Revenue Service in connection with payments on the Notes and the proceeds from a sale or other disposition of the Notes. You may be subject to United States backup withholding tax on these payments unless you comply with certification procedures to establish that you are not a United States person. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement dated as of October 22, 2001 (the "Underwriting Agreement") among BellSouth and Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. on behalf of themselves and the others named in the table below (the "Underwriters"), BellSouth has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                     PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF    PRINCIPAL AMOUNT OF
            UNDERWRITER                  2006 NOTES            2011 NOTES             2031 NOTES
-----------------------------------  -------------------   -------------------    -------------------
Morgan Stanley & Co.
  Incorporated.....................    $  340,000,000        $  340,000,000          $255,000,000
Salomon Smith Barney Inc. .........       340,000,000           340,000,000           255,000,000
Lehman Brothers Inc. ..............       150,000,000           150,000,000           112,500,000
ABN AMRO Incorporated..............        70,000,000            70,000,000            52,500,000
J.P. Morgan Securities Inc. .......        70,000,000            70,000,000            52,500,000
Guzman & Company...................        10,000,000            10,000,000             7,500,000
Jackson Securities Incorporated....        10,000,000            10,000,000             7,500,000
The Williams Capital Group,
  L.P. ............................        10,000,000            10,000,000             7,500,000
                                       --------------        --------------          ------------
         Total.....................    $1,000,000,000        $1,000,000,000          $750,000,000
                                       ==============        ==============          ============

     The following table shows the underwriting discounts and commissions to be paid to the Underwriters by BellSouth in connection with the offering (expressed as a percentage of the principal amount of the Notes):

                                                              UNDERWRITING DISCOUNTS
                                                              ----------------------
Per 2006 Note...............................................          0.350%
Per 2011 Note...............................................          0.450%
Per 2031 Note...............................................          0.875%

     BellSouth has been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of:

      --   0.2% of the principal amount in the case of the 2006 Notes

      --   0.3% of the principal amount in the case of the 2011 Notes

      --   0.5% of the principal amount in the case of the 2031 Notes

     The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:

      --   0.125% of the principal amount in the case of the 2006 Notes

      --   0.250% of the principal amount in the case of the 2011 Notes

      --   0.250% of the principal amount in the case of the 2031 Notes

     After the initial public offering, the public offering prices and such concessions may be changed from time to time. In addition to underwriting discounts, BellSouth estimates it will have expenses of approximately $600,000 in connection with the offering of the Notes.

     The Notes are a new issue of securities with no established trading market. Application has been made for listing of the Notes on the Luxembourg Stock Exchange. BellSouth cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the Notes is not conditioned on obtaining this listing. BellSouth has been advised by the Underwriters that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

     In connection with the offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with the offering than they are committed to purchase from BellSouth, and in such case may purchase Notes in the open market following completion of this offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

     The Notes are offered for sale in those jurisdictions in the United States and Europe where it is legal to make such offers.

     Each Underwriter has represented and agreed that (a) it has not offered or sold and, before the expiration of the period of six months from the closing date for the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investments Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such documents may otherwise be issued or passed on.

     Each Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

     Each Underwriter has represented and agreed that it (i) has not offered or sold, and will not offer or sell, the Notes by means of any document to persons in Hong Kong other than persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and (ii) has not issued, and will not issue, any invitation or advertisement relating to the Notes in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     Certain of the Underwriters or their affiliates have provided banking and other financial services to BellSouth or its affiliates from time to time for which they have received customary fees and expenses. Certain of the Underwriters or their affiliates will in the future continue to provide banking and other financial services to BellSouth or its affiliates for which they will receive customary compensation.

     The Underwriting Agreement provides that BellSouth will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect of any of these liabilities.

                                 LEGAL MATTERS

     Stacey K. Geer, Chief Securities Counsel of BellSouth, is rendering an opinion regarding the legality of the securities.

     On behalf of the Underwriters, Davis Polk & Wardwell is rendering an opinion regarding certain legal matters in connection with the offering of the securities.

                            INDEPENDENT ACCOUNTANTS

     PricewaterhouseCoopers LLP, independent accountants, has audited the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000. That Form 10-K is incorporated by reference in this prospectus, to the extent and for the periods indicated in PricewaterhouseCoopers LLP's report relating to such consolidated financial statements, which is also incorporated by reference. We have incorporated by reference BellSouth's consolidated financial statements in reliance upon the report of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     BellSouth is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports and other information with the SEC. You may read and copy these reports at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. In addition, the SEC maintains an Internet site that contains reports and other information regarding BellSouth (http://www.sec.gov).

     We have registered these securities with the SEC (No. 333-67084) under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You may obtain copies of the registration statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus required information on file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We have filed the following documents with the SEC (File No. 1-8607) and those documents are incorporated by reference into this prospectus:

          (1) Annual Report on Form 10-K for the year ended December 31, 2000;

          (2) Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001; and

          (3) Current Reports on Form 8-K dated January 22, March 22, March 26, April 19, May 17, June 1, July 10, July 23, and October 18, 2001.

     All documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of any series of debt securities will be incorporated by reference in this prospectus and will be a part of it from the date of filing of such documents.

     YOU MAY OBTAIN COPIES OF THE ABOVE DOCUMENTS UPON REQUEST WITHOUT CHARGE FROM THE OFFICE OF THE CONTROLLER OF BELLSOUTH, 1155 PEACHTREE STREET, N.E., 15G03, ATLANTA, GEORGIA 30309-3610 (TELEPHONE NUMBER 404-249-4238).

     This prospectus supplement and accompanying prospectus, together with copies of the documents incorporated by reference, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69, route d'Esch, L-2953 Luxembourg.

                        LISTING AND GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Articles of Incorporation and the Bylaws of BellSouth and a legal notice relating to the issuance of the Notes have been deposited before listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies of such documents may be obtained upon request. So long as any of the Notes are outstanding, copies of the above documents, together with this prospectus supplement, the accompanying prospectus, the indenture and BellSouth's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, will be made available for inspection at the main office of Banque Internationale a Luxembourg in Luxembourg. BellSouth's Annual Report on Form 10-K for the year ended December 31, 2000 contains a list of all of its subsidiaries. BellSouth does not publish any non-consolidated financial statements. Banque Internationale a Luxembourg will act as intermediary in Luxembourg between BellSouth and the holders of the Notes so long as the Notes remain in global form. In addition, copies of these Annual Reports and Quarterly Reports may be obtained free of charge at such office.

     Other than as disclosed or contemplated in this prospectus supplement or the accompanying prospectus or in the documents incorporated by reference in these documents, there has been no material adverse change in the financial position of BellSouth since the date of the last audited financial statements.

     Other than as described or contemplated in this prospectus supplement, neither BellSouth nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of BellSouth on April 23, 2001 and November 27, 2000.

     The Notes have been accepted for clearance through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

     The 2006 Notes have been assigned Euroclear and Clearstream Common Code No. 013806551, International Security Identification Number (ISIN) US079860AC66 and CUSIP No. 079860AC6. The 2011 Notes have been assigned Euroclear and Clearstream Common Code No. 013803714, International Security Identification Number (ISIN) US079860AB83 and CUSIP No. 079860AB8. The 2031 Notes have been assigned Euroclear and Clearstream Common Code No. 013806594, International Security Identification Number (ISIN) US079860AD40 and CUSIP No. 079860AD4.

                         PRINCIPAL OFFICE OF THE ISSUER

                             BELLSOUTH CORPORATION
                           1155 Peachtree Street, NE
                             Atlanta, Georgia 30309

                               ------------------

                        TRUSTEE & PRINCIPAL PAYING AGENT

                                 SUNTRUST BANK
                                 25 Park Place
                                   24th Floor
                             Atlanta, Georgia 30303

                               ------------------

            LUXEMBOURG LISTING AGENT, PAYING AGENT & TRANSFER AGENT

                    BANQUE INTERNATIONALE A LUXEMBOURG, S.A.
                                69, route d'Esch
                               L-2953 Luxembourg

                               ------------------

                                 LEGAL ADVISORS

             To BellSouth as to                          To the Underwriters as to
        matters of United States Law                    matters of United States Law
               STACEY K. GEER                              DAVIS POLK & WARDWELL
          Chief Securities Counsel                          450 Lexington Avenue
           BellSouth Corporation                          New York, New York 10017
         1155 Peachtree Street, NE
                 Suite 1800
        Atlanta, Georgia 30309-3610

                               ------------------

                                    AUDITORS

                                  To BellSouth
                           PRICEWATERHOUSECOOPERS LLP
                           1155 Peachtree Street, NE
                                   Suite 1100
                             Atlanta, Georgia 30309

                                 $5,000,000,000

                             BELLSOUTH CORPORATION

                                DEBT SECURITIES

     BellSouth may periodically offer these securities. The supplements to this prospectus will describe the specific terms of these securities. You should read this prospectus and any supplements carefully before you invest.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                THE DATE OF THIS PROSPECTUS IS AUGUST 23, 2001.

                             ABOUT THIS PROSPECTUS

     YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS BUT SHOULD NOT ASSUME THE INFORMATION IS ACCURATE AFTER THE DATE OF THIS PROSPECTUS, EVEN IF IT IS DELIVERED SUBSEQUENTLY FOR ANY PURPOSE. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $5,000,000,000.

     This prospectus provides you with a general description of the debt securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

                               TABLE OF CONTENTS

Where You Can Find More Information.........................    2
BellSouth Corporation.......................................    3
Ratio of Earnings to Fixed Charges..........................    3
Use of Proceeds.............................................    3
Description of Securities...................................    4
Plan of Distribution........................................    7
Legal Opinions..............................................    7
Independent Accountants.....................................    8

                      WHERE YOU CAN FIND MORE INFORMATION

     BellSouth is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports and other information with the SEC. You may read and copy these reports at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. In addition, the SEC maintains an Internet site that contains reports and other information regarding BellSouth (http://www.sec.gov).

     We have registered these securities with the SEC (No. 333-67084) under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You may obtain copies of the registration statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus required information on file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We have filed the following documents with the SEC (File No. 1-8607) and those documents are incorporated by reference into this prospectus:

          (1) Annual Report on Form 10-K for the year ended December 31, 2000;

          (2) Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001; and

          (3) Current Reports on Form 8-K dated January 22, March 22, March 26, April 19, May 17, June 1, July 10, and July 23, 2001.

     All documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of any series of debt securities will be incorporated by reference in this prospectus and will be a part of it from the date of filing of such documents.

     YOU MAY OBTAIN COPIES OF THE ABOVE DOCUMENTS UPON REQUEST WITHOUT CHARGE FROM THE OFFICE OF THE CONTROLLER OF BELLSOUTH, 1155 PEACHTREE STREET, N.E., 15G03, ATLANTA, GEORGIA 30309-3610 (TELEPHONE NUMBER 404-249-4238).

                             BELLSOUTH CORPORATION

     BellSouth was incorporated in 1983 under the laws of the State of Georgia and has its principal executive offices at 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610 (telephone number 404-249-2000).

     BellSouth is a holding company, whose principal subsidiary, BellSouth Telecommunications, Inc. ("BST"), is the predominant wireline communications services provider to substantial portions of the population of Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee.

     We conduct our domestic wireless operations through our 40 percent ownership interest in Cingular Wireless, a joint venture in which BellSouth and SBC Communications Inc. share control. Our Latin American subsidiaries and joint ventures provide wireless communications as well as Internet service and advertising and publishing in 11 countries in Latin America. Other BellSouth subsidiaries provide domestic advertising and publishing services, including printing and selling advertising and telephone directories, both paper and electronic. We also have investments in wireless communications operations in four countries outside Latin America.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the unaudited historical ratios of earnings to fixed charges of BellSouth and its subsidiaries.

  SIX MONTHS
ENDED JUNE 30,        YEAR ENDED DECEMBER 31,
---------------   --------------------------------
 2001     2000    2000   1999   1998   1997   1996
 ----    ------   ----   ----   ----   ----   ----
4.66      5.45    5.09   5.98   7.09   7.17   6.55

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of :

          - Income from continuing operations before deduction for taxes and interest;

          - Portion of rental expense representative of the interest factor;

          - Equity in losses from less-than-50% owned investments; and

          - Excess of earnings over distributions of less-than-50% owned investments.

     For the purpose of calculating the ratio of earnings to fixed charges, fixed charges consists of:

          - Interest; and

          - Portion of rental expense representative of the interest factor.

                                USE OF PROCEEDS

     Unless otherwise specified in the prospectus supplement, we will use the proceeds from the sale of debt securities for the following purposes:

          - To provide funds to repay our long- and short-term debt, if any;

          - To provide the funds we need to diversify our activities;

          - To provide funds for our subsidiaries; and

          - To provide funds for our general corporate purposes.

     We will describe the specific use of proceeds from the sale of debt securities in the prospectus supplement. We may raise funds through the sale of debt securities in the United States, European and overseas markets.

                           DESCRIPTION OF SECURITIES

     The following description sets forth certain general terms and provisions of the securities and the form of indenture. You may obtain a copy of the indenture as described in "Where You Can Find More Information" on page 2. Particular sections of the indenture are cited parenthetically.

GENERAL

     The securities will be issued under an indenture between BellSouth and the trustee named therein. We have executed indentures dated as of August 15, 2001 with each of The Bank of New York and SunTrust Bank, as trustee and we expect to execute substantially identical indentures with additional trustees. The prospectus supplement for each offering of securities will name the trustee for that offering and will describe the specific terms of the debt securities offered through that prospectus supplement. BellSouth and certain of its affiliates maintain banking relationships in the ordinary course of business with the trustees and certain of their affiliates.

     The indenture does not limit the amount of securities that may be issued, and securities may be issued as authorized from time to time by our Board of Directors, by a company order signed by two of our officers or by a supplemental indenture. All of the securities of a series do not need to be issued at the same time and, unless the prospectus supplement provides otherwise, a series may be reopened for additional issuances of securities of such series. The securities will be unsecured general obligations and will rank equally with our other outstanding debt.

GLOBAL SECURITIES

 Form and Exchange

     We will normally issue the securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

     Alternatively, we may issue the securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the securities. Securities in certificated form will be issued only in increments of $1,000 and multiples of $1,000 and will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to this form as "certificated."

     If we issue original issue discount ("OID") securities, we will describe the special United States federal income tax and other considerations of a purchase of such securities in the prospectus supplement.

     OID securities are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

 Book-Entry Only Procedures

     The following discussion pertains to securities that are issued in book-entry only form.

     We would issue one or more global securities to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security is not transferable, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     Under book-entry only, we would not issue certificates to individual holders of the securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information. DTC is:

          - a limited-purpose trust company organized under the New York Banking Law;

          - a "banking organization" within the meaning of the New York Banking Law;

          - a member of the United States Federal Reserve System;

          - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

          - a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, neither we nor the trustee will have any responsibility or liability to pay amounts due on the securities, or to furnish any information, directly to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to participants, whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

     Securities represented by a global security would be exchangeable for securities represented by certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days; or

     - we instruct the trustee that the securities will not be represented by a global security; or

     - an event of default has occurred and is continuing.

LIEN ON ASSETS

     The indenture does not restrict us from encumbering our assets. However, if we encumber our assets, we will likewise secure outstanding securities, and any other of our obligations, which may be entitled to the benefit of a similar covenant. This covenant does not apply to purchase-money liens, to deposits or pledges under workers' compensation, unemployment insurance or other laws or to secure judicial or other statutory obligations. Our affiliates may mortgage, pledge or subject their property or assets to any lien without restriction. (Section 4.02)

SUCCESSOR ENTITIES

     We may not consolidate with or merge into, or transfer or lease our property and assets substantially as an entirety to, another entity unless the successor entity is a United States corporation which assumes all our obligations under the securities and the indenture. In addition, we cannot enter into any of these transactions if immediately after the transaction a default or event of default would occur under the indenture. If these conditions are satisfied, except in the case of a lease, all of our obligations under the indenture and the securities will terminate. (Section 5.01)

EVENTS OF DEFAULT

     The following would be events of default under the indenture regarding a series of securities:

     - default in the payment of interest on any security of such series for 90 days;

     - default in the payment of the principal of any security of such series;

     - failure by us to comply with any of our other agreements relating to the securities of such series for more than 90 days after receiving notice of such default from the trustee or the holders of 25% in principal amount of the outstanding securities of that series; and

     - certain events of bankruptcy or insolvency relating to us.

     A payment default regarding one series would not create a cross-default with regard to any other series of securities issued under that indenture. (Section 6.01) If an event of default occurs and is continuing regarding the securities of any series, the trustee or the holders of at least 25% in principal amount of all of the outstanding securities of that series may declare the principal (or, if the securities of that series are OID securities, such portion of the principal amount as may be specified in the terms of that series) of, and any accrued interest on, all the securities of that series to be due and payable. Securities of all other series would be unaffected. Upon declaration, such principal (or, in the case of OID securities, such specified amount) and interest would become due and payable immediately. (Section 6.02)

     Securityholders may not enforce the indenture or the securities, except as provided in the indenture. (Section 6.06) The trustee may require indemnity before it enforces the indenture or the securities (Section 7.01(e)) Subject to certain limitations, holders of a majority in principal amount of the securities of each series affected may direct the trustee in its exercise of any trust power regarding securities of that series. (Section 6.05) The trustee may withhold from securityholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interest. (Section 7.05)

AMENDMENT AND WAIVER

     Subject to certain exceptions, we may amend or supplement the indenture and the securities by agreement between us and the trustee with the consent of the holders of a majority in principal amount of the outstanding securities of each affected series. Also, we may be excused from complying with an obligation under the indenture with the consent of the holders of a majority in principal amount of outstanding securities of each affected series. However, without the consent of each securityholder affected, an amendment or waiver may not:

     - reduce the amount of securities whose holders must consent to an amendment or waiver;

     - reduce the rate of, or change the time for payment of, interest on any security;

     - reduce the principal of, or change the fixed maturity of, any security;

     - waive a default in the payment of principal of or interest on any security;

     - make any security payable in money other than that stated in the security; or

     - impair the right to institute suit for the enforcement of any payment on or with respect to any securities.

     We and the trustee may agree to amend or supplement the indenture without the consent of any securityholder:

     - to cure any ambiguity, defect or inconsistency in the indenture or in the securities of any series;

     - to provide for the issuance of, and establish the form, terms and conditions of, a series of securities or to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of securities;

     - to secure the securities under the circumstances described under "Lien on Assets" on page 5;

     - to provide for the assumption of all of our obligations under the securities and the indenture in connection with a merger, consolidation or transfer or lease of our property and assets substantially as an entirety as provided for in the indenture;

     - to provide for uncertificated securities in addition to or in place of certificated securities;

     - to add to rights of securityholders or surrender any right or power conferred on us; or

     - to make any change that does not adversely affect the rights of any securityholder. (Section 9.01)

                              PLAN OF DISTRIBUTION

     We may sell the securities directly to purchasers, through agents, through dealers, through underwriters or through a combination of those methods.

     The securities may be distributed from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters or agents may receive discounts, concessions or commissions from us or from purchasers for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive discounts, concessions or commissions from the underwriters or from purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may all have the status of underwriters under the Securities Act of 1933. The prospectus supplement will identify any underwriter or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters and other persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

     Stacey K. Geer, Chief Securities Counsel of BellSouth, is rendering an opinion regarding the legality of the securities.

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

     On behalf of dealers, underwriters or agents, Davis Polk & Wardwell is rendering an opinion regarding certain legal matters in connection with the offering of the securities.

                            INDEPENDENT ACCOUNTANTS

     PricewaterhouseCoopers LLP, independent accountants, has audited the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000. That Form 10-K is incorporated by reference in this prospectus, to the extent and for the periods indicated in PricewaterhouseCoopers LLP's report relating to such consolidated financial statements, which is also incorporated by reference. We have incorporated by reference BellSouth's consolidated financial statements in reliance upon the report of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

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